Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY
PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE September 4, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on September 4, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced an initial 6.6 million ounce 3E (Platinum, Palladium and Gold) inferred mineral resource estimate for the newly discovered deposit on the Waterberg property, which is in a newly discovered part of the Bushveld Complex in South Africa. The resource considers the first 16 holes of 30 holes completed and drilling continues.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces an initial 6.6 million ounce 3E (Platinum, Palladium and Gold) inferred mineral resource estimate for the newly discovered deposit on the Waterberg property, which is in a newly discovered part of the Bushveld Complex in South Africa. The resource considers the first 16 holes of 30 holes completed and drilling continues.

The initial inferred mineral resource estimate covers the first 1.8 kilometres of T-layer and 2.8 kilometres of F-layer strike length starting from the southern boundary of the property position. Mineralized intercepts of the identified layers have now been drilled a further one kilometre northward on strike. The mineralised layers extend in all directions. Up-dip projections suggest that the deposit may come near to surface within several hundred metres east of current drilling. The Bushveld Complex has now been extended with drilling for 6 kilometers under shallow cover. Drilling is continuing with 10 machines on a roughly 250 metre grid, with several machines on 500 metre or greater step outs. Interpretation of current drilling combined with geophysical survey data indicates that the currently granted prospecting permits allow for up to 6 kilometres of strike length before the system strikes onto the adjacent permit area, which is under a registered application to the Company.

The inferred mineral resource estimate includes both “T” and “F” mineralized layers. The most important layers are the 3 to 6 metre thick “T1” and “T2” layers. The T layers are very well correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 48% Palladium, 29% Platinum and 23% Gold. Within the “F” layer are two sub-layers which are approximately 5.27 metres thick on average, having an approximate metal split of 63% Palladium and 33% Platinum.

1 of 6

The T layers have been intercepted from 140 metres below surface to 1,375 metres deep. For the initial inferred mineral resource estimate, the T and the F layers have been modelled to 1,000 metres below surface depth. The T layers appear to truncate up-dip at 140 metres deep as they meet the overlying Waterberg sediments, while the F layers are intersected at 495 metres below surface and are expected to extend closer to surface.

Platinum Group, with a 49.9% direct and indirect interest in the Waterberg property, made the discovery in partnership with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). JOGMEC holds a direct 37% interest in the Waterberg property with a balance of approximately 13% of the project being held by black empowerment interests. JOGMEC funded the initial US$3.2 million of exploration expenses at Waterberg and Platinum Group is the operator of the project.

Aggregating the T and F layers, the deposit outlined so far is estimated to contain the following inferred mineral resources:

3.73 million ounces of Palladium;
2.05 million ounces of Platinum; and
0.81million ounces of Gold

(See tonnes, grade and qualifications details below)

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction”. A high level economic analysis was undertaken to confirm this assertion.

The T1, T2 and both F layers average 3 to 6 metres in thickness, as compared to the classic Merensky Reef and UG2 Chromitite Layer which are traditionally mined with average thicknesses of approximately 1 to 1.4 metres each. The T and F layers have low rhodium content and offsetting high gold content from a metal basket perspective. Platinum, Palladium and gGold spot prices applied to the T-layer and the F-layer show that Platinum Group Element basket prices at Waterberg compare well with typical Merensky Reef spot basket prices. Copper and Nickel contributions to the package are typical of other South African reefs.

R. Michael Jones, President and CEO of Platinum Group, said. “This is very exciting work. We now have over 30 boreholes of which 16 boreholes have been used in this estimation into a brand new deposit type on what is a newly discovered lobe of the Bushveld Complex. We have not yet seen the limits of the new system and we are expanding the prolific Bushveld Complex with every step out drill hole. It is amazing to see a new type of deposit emerge with extraordinary grade thickness and good platinum and gold value that may be amenable to near surface, mechanized mining with resulting high productivity”.

2 of 6

Inferred Mineral Resource Estimate Details

The mineral resource estimate was completed by Ken Lomberg (SACNAPS 400038/01) of Coffey Mining. Coffey Mining is a well-established international Mining consultancy with offices in Australia, Africa, North America and South America.

The inferred mineral resource estimate was prepared using an inverse distance squared approach and a seam model for each layer. Some 16 boreholes and a total 152 intersections on the different layers for the T layer and 12 Boreholes and a total of 38 intersections on the F-layer were used in calculating the inferred mineral resource estimate.

The basis of the estimates are the identified cuts of the layers. The layers were initially defined based on their geochemical signatures and checked against the core to ensure continuity especially between deflections of the same boreholes. The cuts were also defined based on the geology and marginal cut- off grade of 0.01g/t PGM, 3E and a minimum thickness of 2 meters.

Layer	Tonnage	Thickness	Pt	Pd	Au	2PGE+Au	Pt:Pd:Au	2PGE+Au	Cu	Ni
	(Mt)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(Koz)	(%)	(%)
T1	10.49	2.85	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	16.25	3.46	1.10	1.82	0.92	3.84	29:47:24	2001	0.18	0.09
Total T-layer	26.74	3.19				3.33		2864
FH	18.10	4.63	0.80	1.48	0.09	2.37	34:62:4	1379	0.03	0.12
FP	23.20	5.91	1.01	2.00	0.13	3.14	32:64:4	2345	0.04	0.11
Total F-layer	41.30	5.27				2.80		3721
Total Project	68.04							6586

Qualified Person, Quality Control and Assurance, Verification

Ken Lomberg is the Independent (as defined in NI-43-101) Qualified Person (“QP”) for the inferred mineral resource estimate presented here and he has approved this disclosure. He is based in South Africa and has 27 years of relevant experience in resource estimation and mining project evaluations in many platinum projects and mines. He has verified the data by visiting the project site, reviewing the core, checking the assay data, checking resource model cuts on the core, viewing the assay certificates on a test basis and assisting with the geology interpretation, and reviewing the 3-D deposit model generated in DataMine by Thys Botha, the non-independent qualified resource estimation geologist and Exploration Manager for Platinum Group Metals RSA Pty Ltd. Mr. Lomberg is satisfied that the confidence of the data, the geological interpretation and estimate are sufficient for the calculation of an inferred mineral resource estimate.

Quality control and assurance was completed in the normal process for Platinum Group Metals RSA Pty Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch. These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using lead collection with ICP finish at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory.

3 of 6

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under a Prospecting Right with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

R. Michael Jones, P.Eng is the non-independent QP for the background disclosure on the platinum industry presented here. He has relevant experience in precious metals production and development and particularly in the WBJV Project 1 Platinum mine where Platinum Group is constructing a new platinum mine in South Africa.

Background

The Bushveld Complex is host to 80% of the world's platinum, most of the world’s chrome reserves and has been mined for the past 90 years. Many of the mines on the traditionally mined layers are deep and costs, labour and safety have been very significant issues recently. Zimbabwe, also a source of platinum has required firms to give up control of their mines.

Hans Merensky outlined the layering of the Bushveld Complex in the late 1920’s and thus the Merensky Reef, the most famous platinum layer, is named after him. His geological finds are the basis of the three largest Platinum producers today.

The South Africa Mineral and Petroleum Resources Development Act in 2004 encouraged exploration under a “use it or lose it” tenure system, similar to that used in most of the world’s mineral jurisdictions. As a result, new areas of previously inaccessible exploration ground have been opened up to exploration. The new Waterberg discovery is a good example of direct foreign investment from Canada and Japan, directly encouraged by the new Act, working with South African expertise, resulting in a new discovery. Waterberg is just one example of the excellent geological potential that exists in South Africa.

The Waterberg discovery is in a newly discovered part of the Bushveld Complex found by grass-roots exploration by Platinum Group, JOGMEC and an experienced team of South African scientists. The consistent and unusual metal ratios in the deposit, particularly the 20% gold in the “T” layers, confirm that the discovery is “on its own page”. The setting and nature of the mineralization at Waterberg is writing a new chapter in the epic history of the Bushveld Complex. The discovery at Waterberg is in uncharted territory, off the previously known complex, and its full extent is not known. Drilling to date and geophysical survey data indicate that a significant new extension of the Bushveld Complex is possible. Platinum Group and its BEE partner Mnombo Wethu have registered applications for exclusive prospecting rights over approximately 40 kilometres of strike length beyond the initial deposit.

4 of 6

If confirmed by further work and analysis, the Waterberg discovery may provide an exciting opportunity for new mechanized mining operations.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. The Platinum Group management team has a track record of discovery of precious metals mines over the past 20 years.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Mineral Resource

While the terms “mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding mineral resource estimates, the potential to increase the Company’s interest in certain of its projects, further exploration on the Company’s properties and the geological potential in South Africa. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

5 of 6

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER
The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT
September 4, 2012

6 of 6